Exhibit I

Schedule of Estimated Fees and Expenses in Connection with the Proposed Transaction


(In Thousands)


Investment Banking Fees                                       $6,100


Legal and Regulatory                                          $1,400


Accounting fees                                               $  131


Miscellaneous                                                 $  500

TOTAL                                                         $8,131